SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                  For the fiscal year ended December 31, 1996


                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________________ to ________________

                         Commission file number 1-7910
                         -----------------------------

A.   Full title of the plan:  TOSCO CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                TOSCO CORPORATION
                             72 Cummings Point Road
                          Stamford, Connecticut 06902
                        -------------------------------
                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                          AS OF AND FOR THE YEARS ENDED

                           DECEMBER 31, 1996 AND 1995


                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

            Index to financial statements and supplemental schedules


Report of independent accountants........................          2
Statements of net assets available for benefits
      as of December 31, 1996 and 1995.......................      3
Statements of changes in net assets available for benefits,
   with fund information for the years ended
   December 31, 1996 and 1995................................      4
Notes to financial statements................................      6
Supplemental schedules:
       Item 27a - Schedule of assets held for investment
           purposes as of December 31, 1996.................      15
       Item 27d - Schedule of reportable transactions for the
           year ended December 31, 1996.......................    16

                        REPORT OF INDEPENDENT ACCOUNTANTS

Plan Administrator
Tosco Corporation Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Tosco Corporation Capital Accumulation Plan (CAP) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the CAP's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CAP as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and of reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                          COOPERS & LYBRAND L.L.P.

Phoenix, Arizona
June 24, 1997

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                         DECEMBER 31
                                                  ----------------------
                                              1996                 1995
                                            --------             -------

Assets held for investment:
      Collective income fund            $ 40,719,054          $  40,929,150
      Vanguard mutual funds              100,518,793             75,407,749
      Common stock funds                  23,572,497             11,156,975
      Participant loan receivables         2,004,523              1,507,280
      Growth & income fund                   927,074                709,165
                                       ---------------     -----------------
      Total assets                       167,741,941            129,710,319


Net assets available for benefits       $167,741,941          $ 129,710,319
                                        ============          =============

The accompanying notes are an integral part of these financial statements.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                       PHILLIPS       TOSCO
                                                         VANGUARD      PETROLEUM      COMMON     PARTICIPANT   GROWTH
                                         COLLECTIVE      MUTUALS       COMMON         STOCK      LOAN          & INCOME
                                         INCOME FUND     FUNDS (a)     STOCK FUND     FUND       RECEIVABLES   FUND     TOTAL
Net assets at December 31, 1994          $40,150,382     48,789,702    $3,126,775    $6,992,469  $953,683       $-     $100,013,011

Net appreciation in
 fair value of investments                               12,425,840       129,963     2,008,892               7,907    14,572,602
Interest and dividend income               2,516,425      2,951,579       104,562       118,962    97,626    34,709     5,823,863
Contributions                              2,240,356     14,461,133                     823,139             118,495    17,643,123
Withdrawals                               (3,443,963)    (4,199,444)      (80,211)     (496,985) (118,980)   (2,697)   (8,342,280)
Loan withdrawals, net                        (89,039)      (498,025)                    (15,921)  574,951    28,034        -
Transfers to (from) funds, net              (445,011)     1,476,964      (508,028)   (1,046,642)            522,717        -
                                          -------------  ------------   ----------   ----------- --------- ---------   -----------
Change in net assets for the year
     ended December 31, 1995                 778,768     26,618,047      (353,714)    1,391,445   553,597   709,165     29,697,308

Net assets at December 31, 1995           40,929,150     75,407,749     2,773,061     8,383,914 1,507,280   709,165   129,710,319

Net appreciation (depreciation) in fair
  value of investments                                    8,454,667       734,538    10,057,673      -      (46,522)   19,200,355
Interest and dividend income               2,388,556      4,561,480        89,755       136,898   155,896     3,804     7,336,388
Contributions                              1,790,051     15,636,897            -      1,539,088             310,261    19,276,297
Withdrawals                               (2,633,880)    (4,337,337)     (312,497)     (390,310)  (51,395)  (56,001)   (7,781,420)
Loan withdrawals, net                          2,271       (340,299)                    (54,210)  392,742      (504)       -
Transfers to (from) funds, net            (1,757,094)     1,135,636      (125,000)      739,587               6,871        -
                                         -------------   -----------    -----------   ----------  ---------  --------  -----------
Change in net assets for the year
     ended December 31, 1996                (210,096)    25,111,044       386,796    12,028,724    497,243   217,909    38,031,620

Net assets at December 31, 1996          $40,719,054   $100,518,793    $3,159,857   $20,412,640 $2,004,523  $927,074  $167,741,941
                                        =============  =============  ============ ============ ==========  ========= ============


(a) Statements of changes in net assets available for benefits, with fund information for Vanguard mutual funds appears on page 5.

The accompanying notes are an integral part of these financial statements.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                            MARKET                                                       TOTAL
                                                            RESERVES                    LONG-TERM          INTERNATIONAL VANGUARD
                                                           (VMMR) FEDERAL   INDEX 500   U.S. TREASURY      GROWTH        MUTUAL
                                  PRIMECAP     WELLINGTON  PORTFOLIO        PORTFOLIO   BOND FUND          PORTFOLIO     FUNDS

Net assets at December 31, 1994   $12,123,138  $18,635,301  $7,443,671      $7,341,158  $1,888,662      $1,357,772      48,789,702

Net appreciation
  in fair value of investments     4,235,827     4,774,846     -             2,825,588     463,957         125,622      12,425,840
Interest and dividend income         688,357     1,217,488     468,963         277,528     251,249          47,994       2,951,579
Contributions                      5,210,200     3,825,187   1,483,017       2,633,802     789,933         518,994      14,461,133
Withdrawals                         (860,832)   (1,658,134) (1,095,555)       (364,060)   (127,469)        (93,394)     (4,199,444)
Loan withdrawals, net               (172,045)     (144,753)    (41,101)       (115,496)    (19,678)         (4,952)       (498,025)
Transfers to (from) funds, net     2,344,331    (1,519,643)    435,565           7,565     296,402         (87,256)      1,476,964
                                  -----------  ------------ ------------     -----------  ---------      ------------    ----------
Change in net assets for the year
     ended December 31, 1995      11,445,838     6,494,991   1,250,889       5,264,927   1,654,394         507,008      26,618,047

Net assets at December 31, 1995   23,568,976    25,130,292   8,694,560      12,606,085   3,543,056       1,864,780      75,407,749

Net appreciation (depreciation)
 in fair value of investments      3,705,823     1,777,527                   2,998,444    (265,061)        237,934       8,454,667
Interest and dividend income         929,535     2,413,014     426,577         416,104     223,543         152,707       4,561,480
Contributions                      5,743,075     3,931,133   1,223,789       3,249,987     776,159         712,754      15,636,897
Withdrawals                         (946,795)   (1,400,554)   (935,893)       (858,547)   (163,565)        (31,983)     (4,337,337)
Loan withdrawals, net               (124,826)      (43,479)    (89,123)        (52,571)    (31,242)            942        (340,299)

Transfers to (from) funds, net    (1,032,555)      (70,545)    183,604       2,063,816    (702,789)        694,105       1,135,636
                                 ------------   ------------ -----------    ----------   -------------    -----------   -----------
Change in net assets for the year
     ended December 31, 1996       8,274,257     6,607,096     808,954       7,817,233    (162,955)      1,766,459      25,111,044

Net assets at December 31, 1996  $31,843,233   $31,737,388  $9,503,514     $20,423,318  $3,380,101      $3,631,239    $100,518,793
                                 ============  ============ ============   ============ ============   ============== ============

The accompanying notes are an integral part of these financial statements.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note A--Significant Accounting Policies

The accounting records of the Tosco Corporation Capital Accumulation Plan (CAP) are maintained on the accrual basis.

Money market reserves are valued at cost which approximate fair value. Investments in the Collective Income Fund include cash equivalents and Bank Investment Contracts (BICs), which are carried at fair value, and Guaranteed Investment Contracts (GICs) with insurance companies, which are carried at contract value plus accumulated interest which approximates fair value. Tosco Corporation Common Stock, Phillips Petroleum Common Stock and other investment securities are traded in established exchanges and are stated at fair value as determined by reference to closing quoted market prices.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

In 1995 the CAP adopted the Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Plans and Defined-Contribution Plans" (SOP 94-4). SOP 94-4 requires benefit responsive investment contracts to be reported at contract value and non-benefit responsive contracts at fair value. Benefit responsiveness is determined by the extent to which a contract's terms and the plan permit or require participant-initiated withdrawals at contract value. All of the CAP's contracts are fully benefit responsive. Accordingly, net assets available for benefits are not affected by this adoption.

The preparation of financial statements in conformity with generally accepted accounting principles requires management estimates and assumptions that affect the reported amounts of assets and liabilities, the change in net assets and the disclosure of contingent assets and liabilities.

Note B--Description of Plan

The CAP is the successor to, and a consolidation of, predecessor employee savings plans. The primary purpose of the CAP is to afford eligible employees of Tosco Corporation (Tosco) an opportunity to supplement their retirement income by investing, through regular payroll deductions and on a tax-deferred basis under Section 401(k) of the Internal Revenue Code (Code), in any one of or a combination of several investment funds. Employees of Tosco with at least one year of service are eligible to participate in the CAP. All contributions to the CAP are invested according to the employee's direction.

The following contribution provisions apply to all eligible employees:

Employees may elect to contribute from 2% to 15% of eligible compensation (up to $150,000 in 1996 and 1995) to the CAP on a pre-tax basis, after-tax basis, or a combination of both, in 1% increments. However, pre-tax contributions could not exceed $9,500 in 1996 and $9,240 in 1995. The first 6% of compensation contributed to the CAP by an employee is matched by Tosco. The level of the matching contribution is reduced from 100% to 75% if an employee has participated in the CAP for 60 months or less.

Tosco makes additional non-matching contributions of 5% of eligible compensation (up to $150,000 in 1996 and 1995) to the CAP accounts of non-union employees who are ineligible to participate in the Tosco Pension Plan, a defined benefit pension plan. Additionally, Tosco makes a 2% contribution for eligible employees not covered by a collective bargaining agreement or employed at the Bayway Refinery as a profit sharing contribution, regardless of whether the employee participates in the CAP or not. The profit sharing contribution is available for withdrawal when the employee retires or ceases employment with Tosco. Employees are immediately vested in their individual and in Tosco's contributions.

Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from investments in investment funds, which include appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio of that participant's account balance by investment fund to the total of the investment fund portion of all participants' account balances.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)


Note B--Description of Plan (continued)

Total employer and employee contributions to the CAP for the years ended December 31, 1996 and 1995 are summarized below:

                                      1996                          1995
                                 -------------                --------------
    Contributions:
           Employer             $    8,540,036                 $  7,757,486
           Employee (a)             10,736,261                    9,885,637
                                 -------------                  -----------

               Total              $ 19,276,297                  $17,643,123
                                  ============                  ===========

(a) Includes rollover transfers from prior plans of new participant employees of $851,009 and $785,073 for 1996 and 1995 respectively.

Administrative expenses of the CAP, which amounted to $119,640 for 1996 and $118,788 for 1995, were paid by Tosco and are not reflected in the financial statements of the CAP. Upon termination of employment, participants receive the market value of contributed funds, which may be greater or less than the amounts originally contributed.

Benefits may be provided through the purchase of a 50% joint and survivor annuity (in the case of a married participant) or a life annuity (in the case of a single participant). Participants may also elect to receive benefits in a lump sum, another form of annuity or any other form approved by the Administrative Committee of the CAP. Married participants may not elect such other forms without the consent of their spouse.

While it has not expressed any intention to do so, Tosco has the right under the CAP to discontinue contributions to the CAP at any time and to terminate the CAP subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA).

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)


Note B--Description of Plan (continued)

PARTICIPANT LOAN PROGRAM

Participants may borrow up to the lesser of 100% of their pre-tax contributions or 50% of the participant's CAP balance, with a maximum of $50,000 and a minimum of $1,000, for up to 5 years. The participants pay all loan origination and administrative fees. Interest at the Bank of America prime rate at the time of loan origination plus 1% is paid by the participant into the participant's CAP account. Interest rates for loans outstanding at December 31, 1996 range from 7% to 10%. Maturity dates of the loans outstanding range from March 1997 to January 2002.

Note C--Assets Held for Investment

The fair value of assets held for investment, the number of participants in each fund and the net realizable value as of December 31, 1996 and 1995 are as follows:

                  TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                      NOTE C - ASSETS HELD FOR INVESTMENT

                                                        December 31, 1996                        December 31, 1995

                                                           Net                                             Net
                                                        Realizable                                         Realizable
                                        Number of        Value                          Number of          Value
Investment Description                 Participants     $/Unit       Fair Value        Participants      $/Unit        Fair Value

Collective Income Fund                    723           12.05        $40,719,054 (a)      800             11.50     $40,929,150(a)

Vanguard Mutual Funds:
  Primecap                              1,721           30.08         31,843,233 (a)    1,560             26.23      23,568,976(a)
  Wellington                            1,562           26.15         31,737,388 (a)    1,488             24.43      25,130,292(a)
  Market Reserves (VMMR)
      Federal Portfolio                   764            1.00          9,503,514 (a)      775              1.00       8,694,560(a)
  Index 500 Portfolio                   1,299           69.16         20,423,318 (a)    1,100             57.60      12,606,085(a)
  Long Term U.S. Treasury Bond            422            9.96          3,380,101          438             10.79       3,543,056
  International Growth Portfolio          407           16.46          3,631,239          275             15.02       1,864,780
                                                                     ---------------                                ---------------
                                                                     100,518,793 (b)                                 75,407,749(b)

Growth & Income Fund                      157           15.15            927,074          103             15.39         709,165
Common Stock Funds
Phillips Petroleum Common Stock Fund       27           51.54          3,159,857           28             39.84       2,773,061
Tosco Common Stock Fund                 1,246           31.43         20,412,640 (a)      891             15.24       8,383,914(a)
                                                                    ----------------                                --------------
                                                                      23,572,497 (b)                                 11,156,975(b)

Participant Loan Receivables              342                          2,004,523         253                          1,507,280
                                                                   -----------------                                ---------------
                                                                    $167,741,941                                   $129,710,319
                                                                  ==================                            ===================

(a)  Amount represents 5% or more of net assets available for benefits.
(b)  These investments combine various investment fund options which are disclosed in the statement of net assets available for benefits

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

Note C--Assets Held for Investment (continued)

The Collective Income Fund (American Express Income Fund G) owns a proportional share of 125 GICs and 5 BICs with interest rates ranging from 4.85% to 8.27%. The CAP's share of the BICs and GICs mature as follows:

      1997               $   4,067,629
      1998                   4,767,976
      1999                   4,145,806
      2000                   2,488,547
      2001 and beyond        8,408,269
                          -------------
                          $ 23,878,227

The average yield for American Express Income Fund G for the years ended December 31, 1996 and 1995 were 6.21% and 6.34% respectively.

Contributions made by or on behalf of CAP participants are held under a trust agreement by the Vanguard Group (Vanguard), a mutual fund manager which offers a family of mutual fund investments with varying levels of risk and expected rates of return. American Express Trust Company is the auxiliary trustee for the Collective Income Fund.

CAP participants have the following investment options.

       Collective Income Fund:

       American Express Income Fund G - The American Express Income Fund G invests in GICs, BICs, and money market securities. GICs are issued by large, high quality insurance companies that repay principal plus interest. BICs are similar contracts issued by banking institutions. Money market securities include certificates of deposit and Treasury Bills. The combination of the interest earned on the GICs, BICs and money market securities, less American Express' costs of administering the fund, determines the fund's rate of return.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

Note C--Assets Held for Investment (continued)

       Vanguard Group Mutual Funds:

       Primecap Fund - The Primecap Fund invests principally in a portfolio of common stocks of quality companies with perceived undervalued assets, the potential for rapid earnings growth, or both. Dividend income is incidental. Under normal circumstances, at least 80% of the assets of the Primecap Fund will be in such common stocks, or in securities convertible into common stocks.

       Wellington Fund - The Wellington Fund invests in a portfolio of high-quality stocks and bonds normally in a ratio of 65% common stocks to 35% fixed income securities. Common stocks are selected principally on the basis of current dividend yield and reasonable prospects for earnings and dividend growth. The Wellington Fund's securities (corporate and government bonds and money market instruments) emphasize high quality consistent with attractive income yields.

       Money Market Reserves (VMMR) Federal Portfolio Fund- The Federal Portfolio invests mainly in securities issued by the U.S. Treasury and agencies of the U.S. Government which mature in one year or less. The Federal Portfolio is designed to maintain a constant $1.00 per share value.

       Index 500 Portfolio Fund- The Index 500 Portfolio invests in a portfolio of common stocks and attempts to provide investment results that correspond to the price and yield performance of publicly-traded stocks in the aggregate (as represented by the Standard & Poor's Composite Stock Price Index).

       Long-Term U.S. Treasury Bond Fund - The Long-Term U.S. Treasury Bond Fund invests primarily in long-term U.S. Treasury Bonds with an objective to provide a high level of current income. Although the fund has negligible credit risk, the market value of the fund will fluctuate due to changes in interest rates prevailing in the economy.

       International Growth Portfolio Fund - The International Growth Portfolio Fund invests in common stocks of companies based outside of the United States that are considered to have above-average growth and capital appreciation potential.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

Note C--Assets Held for Investment (continued)

       Growth & Income Fund:

       Warburg Pincus Growth and Income Mutual Fund (Pincus) - The Pincus Fund invests primarily in equity securities, including common stock and securities convertible to common stock, of financially strong companies that offer high growth rates at attractive valuations. The portfolio may also include dividend-paying equity securities, fixed income securities, and money market instruments. The Pincus Fund was offered as an additional investment choice effective April 10, 1995.

       Common Stock Funds:

       Phillips Petroleum Common Stock Fund - The Phillips Petroleum Common Stock Fund is a closed fund with investments in the common stock of Phillips Petroleum Company. Dividends earned are automatically reinvested in stock.

       Tosco Common Stock Fund - The Tosco Common Stock Fund (prior to July 15, 1994, a closed fund) invests primarily in Tosco Common Stock. A small cash position in Vanguard money market reserves is maintained to provide liquidity necessary for periodic transactions (distributions and fund exchanges).

Note D--Income Taxes

     The Internal Revenue Service has determined and informed Tosco by a letter dated September 21, 1995( the "determination letter"), that the CAP and related trust are designed to be exempt in accordance with applicable sections of the Code as amended. The CAP has been amended in response to the determination letter. The Company believes that the CAP amendment is in compliance with the Code, therefore no provision for income taxes has been included in the CAP's financial statements.

Note E--Party-In-Interest

Certain investments of the CAP are in shares of mutual funds managed by Vanguard. As Vanguard is trustee under a trust agreement with Tosco, these transactions qualify as party-in-interest transactions. In addition, certain investments of the CAP are in Tosco Common Stock. These transactions also qualify as party-in-interest transactions. Party-in-interest expenses paid by Tosco for 1996 and 1995 were $81,951 and $81,762 respectively.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Note F--Reconciliation to Form 5500

The following reconciles net assets available for benefits between these financial statements and Form 5500 as of December 31, 1996 and 1995 are summarized below:

                                                                    1996                  1995
                                                                 ---------             ----------
Net assets available for benefits per financial statements      $ 167,741,941          $129,710,319
Withdrawals payable to participants                                 ( 579,429)           (1,328,244)
                                                                --------------         -------------
Net assets available for benefits per Form 5500                 $ 167,162,512          $128,382,075
                                                                =============          ============

Similarly, the 1996 participants' withdrawals amount reflected in the statement of changes in net assets available for benefits is reconciled to Form 5500 as follows:

                                                                               Year Ended            Year Ended
                                                                             December 31, 1996     December 31, 1995
                                                                             -----------------     -----------------
Withdrawals paid to participants per the financial statements                  $ 7,781,420           $ 8,342,280
Add: Withdrawals payable to participants at the end of the year                    579,429             1,328,244
Less: Withdrawals payable to participants at the beginning of the year          (1,328,244)                 -
                                                                             --------------
Participants' withdrawals per Form 5500                                        $ 7,032,605           $ 9,670,524
                                                                             ==============         ============


Note G--Subsequent Events

In connection with the acquisition of certain assets of the 76 Products Company (a division of Unocal), the employees hired by Tosco became eligible to participate in the CAP effective April 1, 1997.


                  TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
  ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1996

        Identity of Party              Description of Investment            Cost         Current Value
        Vanguard*                      Money Market Reserves             $9,503,514      $9,503,514
                                        Federal Portfolio
        Vanguard*                      Wellington Fund                   25,812,204      31,737,388
        Vanguard*                      Index 500 Portfolio               15,257,405      20,423,318
        Vanguard*                      Primecap                          24,486,396      31,843,233
        Vanguard*                      Long-term U.S. Treasury
                                         Bond Fund                        3,366,903       3,380,101
        Vanguard*                      International Growth Portfolio     3,375,316       3,631,239
                                         Fund
        Warburg Pincus                 Pincus Fund                          946,391         927,074

        Phillips Petroleum             Phillips Petroleum Common
                                        Stock Fund                          975,183       3,159,857
        Tosco*                         Tosco Corporation Common
                                         Stock Fund                       9,107,383      20,412,640
        American Express               Collective Income Fund G          40,719,054      40,719,054
        Participant Loans              Participant Loan Receivables
                                         maturing from March 1997
                                         to January 2002 at interest                      2,004,523
                                         rates of 7.0% to 10.0%
                                                                                       ---------------
        TOTAL                                                                          $167,741,941
                                                                                       ===============
        *Signifies Party in Interest (Note E)


                  TOSCO CORPORATION CAPITAL ACCUMULAITON PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1996



                               Cost of                Number of            Proceeds              Number of         Net Gain
Description of Asset           Purchase               Purchases            from Sale             Sales             or (loss)

Category (iii)--Series of transactions
involving same security in excess of 5% of CAP assets:

Wellington Fund               $889,870                  127              $4,069,137               181              $591,984

VMMR Federal Portfolio      $5,659,927                  188              $4,850,975               187                 $0.00
Fund

Index 500 Portfolio        $11,181,272                  181              $6,362,483               162              $591,984
Fund

Primecap Fund              $12,534,158                  185              $7,965,723               192               $840,261

Guaranteed Investment      $12,624,322                  176             $12,834,418               187                  $0.00
Contracts

Common Stock                $6,667,491                  169              $4,696,436              125              $1,087,798
Fund

Note: There were no category (i), category (ii) or category (iv) reportable transactions during 1996.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        TOSCO CORPORATION
                                        Tosco Capital Accumulation Plan

Dated: June 23, 1997                    By: /s/ Jefferson F. Allen
                                            Jefferson F. Allen
                                            President and Chief Financial
                                            Officer

                                        By: /s/Randall S. Schultz
                                            Randall S. Schultz
                                            Plan Administrator

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of the Tosco Corporation Capital Accumulation Plan on Form S-8 (File No. 33-54153) of our report dated June 24, 1997, on our audits of the financial statements and financial statement schedules of the Tosco Corporation Capital Accumulation Plan as of December 31, 1995 and 1996, and for the years then ended, which report is included in this Annual Report on Form 11-K.


                                                   COOPERS & LYBRAND L.L.P.


Phoenix, Arizona
June 24, 1997